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                              April 10, 2024

       John C. Wobensmith
       Chief Executive Officer and President
       Genco Shipping & Trading Limited
       299 Park Avenue, 12th Floor
       New York, NY 10171

                                                        Re: Genco Shipping &
Trading Limited
                                                            PREC14A Filed April
3, 2024
                                                            File No. 001-33393

       Dear John C. Wobensmith:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your proxy statement.

       PREC14A Filed April 3, 2024

       General

   1. A preliminary proxy statement should clearly identify itself as a preliminary version.
                                                        Refer to Exchange Act
Rule 14a-6(e)(1). Please revise.
   2.                                                   Please consider
including a background section to discuss the events and contacts between
                                                        Genco and GK Investor
leading up to this contested solicitation.
   3.                                                   Please provide the
disclosure required by Item 23 of Schedule 14A.
   4.                                                   On pages 3 and 9 of the
proxy statement, you indicate that broker    non-votes    will be
                                                        counted for determining
whether a quorum exists at the annual meeting. Please revise this disclosure to clarify
that a beneficial holder's shares will not be counted for the purposes of determining quorum
at the annual meeting if a broker provides GK Investor   s proxy
                                                        materials to the
beneficial holder and such beneficial holder does not provide any voting instructions to the
broker.
   5. On the preliminary proxy card and on pages 7-8 of the proxy statement, you indicate that
 John C. Wobensmith
Genco Shipping & Trading Limited
April 10, 2024
Page 2
         the proxy card will be voted based on the Board   s recommendations if
the proxy card does
         not specify voting directions. Please revise to clarify whether you are describing an entirely unmarked, but signed proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed in your disclosure.
Q&A, page 5

6. On page 8 of the proxy statement, you describe a broker "non-vote" and whether the proposals to be presented at the annual meeting are discretionary or non-discretionary matters. Please revise to clarify how the distinction between discretionary and non-
         discretionary matters affects the treatment of broker "non-votes" for each proposal. See
         Item 21(b) of Schedule 14A.
Security Ownership of Certain Beneficial Owners and Management, page 48

7. In the beneficial ownership table on page 48 of the proxy statement, you indicate that
            George Economou and affiliated entities    beneficially own
2,313,572 shares of Genco   s
         common stock. Please revise footnote 14 to clarify that GK Investor is one of these
            affiliated entities    that beneficially own the shares reported in
this row.
Supplemental Information Regarding Participants in the Solicitation, page A-1

8.       Please revise this section to provide the disclosure required by Item
5(b)(1)(viii)     (xii) of
         Schedule 14A for each participant in this solicitation.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameJohn C. Wobensmith                            Sincerely,
Comapany NameGenco Shipping & Trading Limited
                                                                Division of
Corporation Finance
April 10, 2024 Page 2                                           Office of
Mergers & Acquisitions
FirstName LastName